70 West Madison Street, Suite 3100 Chicago, Illinois 60602-4207 312.372.1121 • Fax 312.827.8000

ALAN GOLDBERG
312.807.4227
agoldberg@bellboyd.com
Direct Fax: 312.827.8086

December 21, 2007

VIA EDGAR

Mrs. Patricia Williams
Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC 20549

Keeley Funds, Inc.
1933 Act Registration No. 333-124430
1940 Act Registration No. 811-21761

Dear Mrs. Williams:

     This letter responds to the comment you conveyed to me on December 7, 2007, regarding post-effective amendment no. 8 to the registration statement under the Securities Act of 1933, as amended, and amendment no. 9 to the registration statement under the Investment Company Act of 1940, as amended, filed on behalf of Keeley Funds, Inc. (the “Company”) on Form N-1A to register shares of a new series of the Company, Keeley Small Cap Value Fund, (the “Fund,” and together with the other series of the Company, the “Funds”), and to add an institutional class of shares to the existing series of the Company (other than the Keeley Small-Mid Cap Value Fund, which already offers institutional shares). As I advised you orally, the Fund is being added to the Company to facilitate the reorganization of the sole series of the Keeley Small Cap Value Fund, Inc. (the “Old Fund”) into the Fund.

     For convenience, your comment, as we understood it, is repeated below, with the response immediately following. Although not specifically requested by you, all missing data and information in the October 15th filing not otherwise mentioned by you will be incorporated into the registration statement.

SEC Comment

     Please advise the staff why the reorganization of the Old Fund into the Fund does not require shareholder approval, and why the Company did not file either a proxy statement, information statement or Form N-14 to facilitate such approval. In addition, if shareholder approval was required, did the shareholders approve the reorganization?

chicago • washington

Mrs. Patricia Williams
December 21, 2007

Response – We do not believe that a shareholder meeting is required to effect the reorganization of the Old Fund into the Fund, and therefore believe that no proxy statement, information statement or Form N-14 filing would likewise be required, for the following reasons:

Maryland Law

     Section 3-104 of the Maryland General Corporate Law states, in relevant part:

(a)	Stockholder approval and articles not required. Notwithstanding any other provision of this subtitle . . . the approval of the stockholders . . . are not required for any: . . . (5) transfer of assets by a corporation registered as an open-end investment company under the Investment Company Act of 1940.

Accordingly, under Maryland law, the reorganization does not require shareholder approval.

Investment Company Act

     Rule 17a-8 under the Investment Company Act permits mergers of registered investment companies with certain of their affiliated persons, regardless of the reasons for the funds’ affiliation. The rule requires that each fund’s board determine that the merger is in the best interests of the fund and will not dilute the interests of shareholders. In addition, to rely upon the rule, the acquired fund (in this case, the Old Fund) must obtain approval of its shareholders only under specific circumstances. Specifically, shareholders of a fund must approve a merger if –

  Any policy of the acquired fund that under Section 13 of the Act could not be changed without a vote of a majority of its outstanding voting securities is materially different from a policy of the acquiring fund;
  The acquiring fund's advisory contract is materially different from that of the acquired fund, except for the identity of the funds as parties to the contract;
  After the merger, directors of the acquired fund who are not interested persons of the acquired fund and who were elected by its shareholders will not comprise a majority of the directors of the acquiring fund who are not interested persons of the acquiring fund1; or
  After the merger, the acquiring fund will be authorized to pay charges under a plan that provides for use of fund assets for distribution ("Rule 12b-1 Plans") that are greater than charges authorized to be paid by the acquired fund under such a plan.

     The reorganization of the Old Fund into the Fund does not impact any of the preconditions noted above. The reorganization is being effected solely for administrative ease and to eliminate the need for two registrants in the same fund family. In that regard, the Old Fund
____________________

1	In fact, footnote #24 of the adopting release to Rule 17a-8 states as follows: “In other words, a shareholder vote is not required if, after the merger, a majority of the disinterested directors of the acquiring company will be comprised of persons who were elected disinterested directors of the acquiring company.”

Mrs. Patricia Williams
December 21, 2007

and the Fund are virtually identical and (1) will not have any different policies that can be changed only by a vote of shareholders; (2) there are no material differences between the two advisory contracts, except for the names the parties; (3) the independent directors of Keeley Small Cap Value Fund, Inc. are the same as those of the Company; and (4) there will be no change with respect to the Rule 12b-1 plans. Moreover, on August 14, 2007, the Boards of the Funds made all of the requisite determinations required under Rule 17a-8, and unanimously approved the reorganization. Accordingly, in reliance on Rule 17a-8, we believe that no shareholder vote is required to effect the reorganization. As such, no proxy statement, information statement or N-14 filings are required because of the lack of the need for shareholder approval.

     In addition, requiring a shareholder vote for a reorganization that will inure to the benefit of the shareholders through reduced administrative costs and ease of operation would be inimical to the shareholder’s interests because of the cost associated with a shareholder meeting.

*     *     *

     We trust that this information responds to your comment. Please call me at (312) 807-4227 or Anna Paglia at (312) 781-7163 to confirm the adequacy of our response.

Very truly yours,

/s/ Alan Goldberg

Alan Goldberg

Copy: Robert Kurinsky, Esq.

December 21, 2007

VIA EDGAR

Mrs. Patricia Williams
Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Keeley Funds, Inc.
1933 Act Registration No. 333-124430
1940 Act Registration No. 811-21761

On behalf of Keeley Funds, Inc. (the “Company”), we hereby make the following representations:

(i)	the Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Securities and Exchange Commission (the “Commission”);

(ii)	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the Company’s filings; and

(iii)	the Company acknowledges that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

KEELEY FUNDS. INC.

By:	/s/ John L. Keeley, Jr.
Name: John L. Keeley, Jr.
Title: President